Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224333-02

PUBLIC SERVICE COMPANY OF COLORADO

(a Colorado corporation)

$750,000,000 1.875% FIRST MORTGAGE BONDS, SERIES NO. 37 DUE 2031

Issuer:	Public Service Company of Colorado (a Colorado corporation)

Issue Format:	SEC Registered

Expected Ratings*:	A1/A/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Security Type:	First Mortgage Bonds

Pricing Date:	February 22, 2021

Settlement Date:	March 1, 2021 (T+5)

Principal Amount:	$750,000,000

Maturity Date:	June 15, 2031

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing June 15, 2021

Reference Benchmark:	1.125% due February 15, 2031

Benchmark Price:	97-24

Benchmark Yield:	1.367%

Spread to Benchmark Treasury:	+58 bps

Yield to Maturity:	1.947%

Coupon:	1.875%

Price to the Public:	99.333% of the principal amount

Net Proceeds to Issuer:	$740,122,500 (after deducting the underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to December 15, 2030 (the par call date), T+10 bps (calculated to the par call date)

Par Call:	On or after December 15, 2030 at par

CUSIP/ISIN:	744448 CV1 / US744448CV12

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	CIBC World Markets Corp. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. RBC Capital Markets, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Goldman Sachs & Co. LLC

Co-Managers:	Academy Securities, Inc. Fifth Third Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.